

July 25, 2013

<u>Via E-mail</u>
Michael Shaffer
Chief Financial Officer
PVH Corp.
200 Madison Avenue
New York, New York 10016

  Re: **PVH Corp.**
    Form 10-K for Fiscal Year Ended February 3, 2013
    Filed April 3, 2013
    File No. 1- 07572

Dear Mr. Shaffer:

  We refer you to our comment letter dated July 9, 2013, regarding business contacts with Sudan, Syria and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Cecilia Blye

          Cecilia Blye, Chief
          Office of Global Security Risk

cc: John Reynolds
    Assistant Director
    Division of Corporation Finance

    Mark D. Fischer
    General Counsel
    PVH Corp.